                                                  Filed pursuant to
                                                  Rule 424(b)(3)
                                                  Commission File No. 333-67906

                 PROSPECTUS SUPPLEMENT DATED NOVEMBER 15, 2001
                    (TO PROSPECTUS DATED NOVEMBER 9, 2001)

                                 $175,000,000

                            CELL THERAPEUTICS, INC.

             5.75% Convertible Subordinated Notes due June 15, 2008 and the common stock issuable upon conversion of the notes

     This Prospectus Supplement supplements the Prospectus dated November 9, 2001 (the "Prospectus") of Cell Therapeutics, Inc. ("CTI") relating to the public offering, which is not being underwritten, and sale by certain noteholders of CTI or by pledgees, donees, transferees or other successors in interest that receive such notes as a gift, partnership distribution or other non-sale related transfer (the "Selling Securityholders") of up to $175,000,000 of 5.75% convertible subordinated notes of CTI (the "Notes"). This Prospectus Supplement should be read in conjunction with the Prospectus, and this Prospectus Supplement is qualified by reference to the Prospectus except to the extent that information herein contained supersedes the information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

                            SELLING SECURITYHOLDER

     Recently, Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund ("Fidelity VII") increased by $10,000 the amount of Notes that they intend to sell under the Prospectus. The following table provides certain information with respect to the amount of Notes beneficially owned by Fidelity VII, the percentage of outstanding Notes and CTI common stock this represents, and the amount of Notes to be registered for sale hereby. The table of Selling Securityholders in the Prospectus is hereby amended to replace the information provided for Fidelity VII with the following:

                                  ___________

                                             Principal Amount at
                                              Maturity of Notes                           Number of Shares        Percentage of
                                              Beneficially Owned      Percentage of       of Common Stock          Common Stock
     Name of Selling Securityholder            that may be sold     Notes Outstanding   that may be sold(1)     Outstanding (2)(3)
-----------------------------------------  -----------------------  -----------------  ---------------------   --------------------
Fidelity Advisor Series VII:  Fidelity
 Advisor Biotechnology Fund..............        $90,000                    *                   2,647                   *

___________________
* Less than 1%.
(1) Assumes conversion of all of the holder's notes at a conversion price of approximately $34.00 per share of common stock. However, this conversion price will be subject to adjustment as described in the Prospectus under "Description of Notes--Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2) Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 33,755,549 shares of common stock outstanding as of September 30, 2001.
(3) Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.